



COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

COMPETITIVE TECHNOLOGIES, INC.
1375 KINGS HIGHWAY EAST
SUITE 400
FAIRFIELD, CT 06824

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Peter Brennan 02 Rustin R. Howard 03 Robert G. Moussa 04 Carl D. O'Connell 05 Stanley K. Yarbro, Ph.D

02 0000000000

The Board of Directors recommends you vote FOR proposals 2 and 3:

	For	Against	Abstain
2. To ratify the selection of Mayer Hoffman McCann, CPAs as our independent registered public accounting firm for the fiscal year ending December 31, 2013.	☐	☐	☐
3. To conduct an advisory vote to approve the compensation of our named executive officer(s).	☐	☐	☐

The Board of Directors recommends you vote 3 YEARS on the following proposal:

	1 year	2 years	3 years	Abstain
4. To conduct an advisory vote to determine whether a shareholder vote on the compensation of the Company's named executive officer(s) will occur every one, two or three years.	☐	☐	☐	☐

NOTE: To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as an attorney, executor, administrator, or fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000179793_1 R1.0.0.51160



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/ are available at www.proxyvote.com .

COMPETITIVE TECHNOLOGIES, INC.

Annual Meeting of Shareholders - June 20, 2013

This proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of COMPETITIVE TECHNOLOGIES, INC. hereby appoints Donna J. Mays and Laurie Murphy (the "Proxy Committee"), each with full power of substitution, as attorneys and proxies to vote all the shares of stock of said Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of said Company to be held on Thursday, June 20, 2013 at 10:00 a.m. local time at the Norwalk Inn & Conference Center, 99 East Avenue, Norwalk, Connecticut 06851, or at any adjournments thereof, with all powers the undersigned would possess if personally present, as indicated on the reverse side, and for transacting of such business as may properly come before said meeting or any adjournment thereof, all as set forth in the May 10, 2013 Proxy Statement.

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Address change/comments:
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(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000179793_2   R1.0.0.51160